December 9, 2024

Talman Pizzey
Chief Executive Officer
Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377

       Re: Acuren Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 27, 2024
           File No. 333-282976
Dear Talman Pizzey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-4 filed on November 27, 2024
Note 3. Business Combinations
Successor Period, page F-42

1. You state that 400 million Acuren British Virgin Islands Ordinary Shares were issued to ASP Acuren shareholders. It appears that 400,000 shares were issued. Please revise or advise.
2.     Please tell us how the pro forma adjustments described on page F-45 and
F-46
       resulted in a pro forma net loss of $7.7 million for the Successor nine months ended
       September 30, 2024. If applicable, disclose any additional adjustments that you are making.
 December 9, 2024
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services